SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 15, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 15, 2012

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

15 August 2012

Smith & Nephew plc announces that it has been informed of the following transactions by directors or persons discharging managerial responsibilities ("PDMRs"):

1. Smith & Nephew 2004 Performance Share Plan

Vesting on 13 August 2012 of awards granted under the Smith & Nephew 2004 Performance Share Plan (the "PSP") on 13 August 2009.

Name of PDMR	Number of ordinary shares or ADSs acquired	Number of ordinary shares or ADSs sold	Total ordinary shares or ADSs held following notification
Adrian Hennah	141,920 ordinary shares	73,984 ordinary shares	252,922 ordinary shares
John Campo	7,758 ADS	2,455 ADS	14,066 ADS (representing 70,330 ordinary shares)
Michael Frazzette	7,926 ADS	2,519 ADS	18,387 ADS (representing 91,935 ordinary shares)
R Gordon Howe	6,424 ADS	1,704 ADS	11,859 (representing 59,295 ordinary shares)
G Kelvin Johnson	15,037 ordinary shares	3,228 ordinary shares	27,498 ordinary shares
Roger Teasdale	31,001 ordinary shares	16,162 ordinary shares	35,119 ordinary shares

(i) As announced on 06 February 2012, 12% of the PSP awards made on 13 August 2009 lapsed following completion of the performance period.

(ii) The market value on 13 August 2012 of ordinary shares and ADSs was 665.2483p per share and US$52.1036 per ADS respectively.

(iii) The ordinary shares were released and sold on 13 August 2012 in London, UK. The ADSs were released and sold on 13 August 2012 in New York, USA.

(iv) In each case ordinary shares and ADSs were sold to cover taxation obligations arising on the vesting of the awards.

2. Smith & Nephew share option plans

Exercise of options and disposal of resultant ordinary shares on 14 August 2012.

Name of PDMR:	Roger Teasdale
Plan	Smith & Nephew 2001 Unapproved Share Option Plan	Smith & Nephew Global Share Plan 2010
Number of ordinary shares purchased under option	46,972	16,336
Option price per ordinary share	479p	538p
No. of ordinary shares disposed:	46,972	16,336
Total holding following notification:	35,119 ordinary shares

(i) The shares were sold at a price of 668.6478p per share.

(ii) The transactions took place in London, UK

Notes:

1) One ADS is the equivalent of five Ordinary shares of US$.20 each.

2) The percentage of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

3) This announcement is made in accordance with the requirements of DTR 3.1.2 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646